Exhibit A(5)(j)

                         GENERAL PROVISIONS (Continued)

Misstatement of Age or Sex.--If the Insured's stated age or sex or both are not correct we will adjust each benefit and any amount to be paid to reflect the correct age and sex. Where required we have given the insurance regulator a detailed statement of how we will make these adjustments.

Incontestability.--Except for default, we will not contest this contract after it has been in force during the Insured's lifetime for two years from the issue date.

Assignment.--We will not be deemed to know of an assignment unless we receive it, or a copy of it at our Service Office. We are not obliged to see that an assignment is valid or sufficient. This contract may not be assigned to another insurance company without our consent.

Annual Report.--Once each contract year after the first we will send you a report. It will show: (1) the insurance amount; (2) the amount of the contract fund; (3) the investment amount in each subaccount; (4) the amount in the fixed account; (5) the net cash value; (6) the premiums paid, interest credited and monthly charges made during the year; (7) the interest rate that will be creditd until further notice to the amoumt in the Fixed Account; {8) any additional premium which you have the right to pay; and (9) any outstanding contract debt. The report will include any other data that may be currently required where this contract is delivered. You may ask for a report like this at any time. But, except for the report we send you once a year, we have the right to charge a fee for each report.

Payment of Death Claim.--If we settle this contract in one sum as a death claim we will usually pay the proceeds within 7 days after we receive at our Service Office proof of death and any other information we need to pay the claim. But we have the right to defer paying any portion of the proceeds greater than the face amount shown on page 3 if (1) the New York Stock Exchange is closed; or (2) the SEC requires that trading be restricted or declares an emergency; or (3) the SEC lets us defer paymant to protect our contract owners.

                                  BENEFICIARY

You may designate or change a beneficiary. Your request must be in writing and in a form which meets our needs. It will take effect only when we file it at our Service Office; this will be after you send the contract to us to be endorsed if we ask you to do so. Then any previous beneficiary's interest will end as of the date of the request. It will end then even if the Insured is not living when we file the request. Any beneficiary's interest is subject to the rights of any assignee of whom we know.

When a beneficiary is designated, any relationship shown is to the Insured unless otherwise stated. To show priority we may use numbered classes so that the class with first priority is called class 1 the class with next pnority is called class 2, and so on. When we use numbered classes, these statements apply to beneficiaries unless the form states otherwise:

1. One who survives the Insured will have the right to be paid only if no one in a prior class survives the Insured.

2. One who has the right to be paid will be the only one paid if no one else in the same class survives the Insured.

3. Two or more in the same class who have the right to be paid will be paid in equal shares.

4. If none survives the Insured, we will pay in one sum to the Insured's estate.

Example: Suppose the class 1 beneficiary is Jane and the class 2 beneficiaries are Paul and John. We owe Jane the proceeds if she is living at the Insured's death. We owe Paul and John the proceeds if they are living then but Jane is not. But if only one of them is living we owe him the proceeds. If none of them is living we owe the Insured's estate.

Beneficiaries who do not have a right to be paid under these terms may still have a right to be paid under the Automatic Mode of Settlement.

                                     II-22